Filed Pursuant To Rule 433

Registration No. 333-209926

September 7, 2016

Mid-Year 2016 ETF & INVESTMENT OUTLOOK SPDR® ETFs and SSGA Funds Research Team State street global advisors SPDR

2016 Mid-Year ETF & Investment Outlook THE BIG PICTURE The Captain Has Turned on the Seatbelt Sign Key Points Adapt to higher volatility Rising stock market volatility is a top concern of financial advisors for the second half of 2016, according to our mid-year survey (see Figure 2 for full list of top concerns).1 Therefore, Figure 1: Comparison of Major Asset Classes’ 2016 YTD Performance Performance (%) Large Cap vs. Small Cap S&P 500 Index 2.4 we think investors should consider areas of the market that have historically been uncorrelated to stocks and bonds, such as gold, for potential risk mitigation when markets get turbulent.2 Look for income opportunities, but don’t stretch In a continuing low-yield environment, investors need to move a bit further out on the risk spectrum for income while avoiding potentially overcrowded, expensive areas of the market. We favor high yield corporate bonds, senior loans, preferred shares, convertible bonds and high-quality dividend stocks. Build a stronger core Russell 2000 Index Growth vs. Value Russell 1000 Growth Russell 1000 Value Developed vs. Emerging MSCI EAFE Index MSCI Emerging Markets Index Gov’t vs. Corporate US Treasuries IG Corporate Bonds Inv. Grade vs. High Yield IG Corporate Bonds High Yield -4.9 1.5 0.3 2.4 4.6 4.5 6.6 6.6 8.5 In a low-return world with heightened volatility, investors should ensure that they have a strong foundation. They should consider looking for better buy-and-hold core positions that seek to provide broad market exposure with active and smart-beta approaches. Then, they can get tactical with sectors and industries to potentially harness growth or business cycle trends (homebuilders and the resiliency of the consumer and housing markets), or seek out value opportunities from perceived mis-priced or inexpensive areas of the market (energy). -10 -5 0 5 10 % Source: Bloomberg Finance L.P., as of June 15, 2016. Indices representing each respective fixed income asset class are as follows – US Treasuries: Barclays U.S. Treasury Index, IG Corporate Bonds: Barclays U.S. Corporate Investment Grade Bond Index, High Yield: Barclays U.S. Corporate High Yield Bond Index. Past performance is not a guarantee of future results. The index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect capital gains and losses, income, and the reinvestment of dividends Figure 2: Advisors’ Top 3 Concerns for the Second Half of 2016 US pro?t and earnings growth slowdown Increasing stock market volatility Rising geopolitical tensions Oil price volatility US recession Political gridlock in Washington Chinese economic hard-landing Higher interest rates Federal Reserve raising rates too early Eurozone recession Continued dollar strength Increase in high yield issuer defaults n First Concern n Second Concern 0 200 400 600 Number of Responses n Third Concern Source: State Street Global Advisors’ 2016 Mid-Year Survey, May 2016. State Street Global Advisors 2

2016 Mid-Year ETF & Investment Outlook

WHAT THE FLOWS ARE TELLING US

When looking at the ETF flows so far this year, two main trends immediately jump out: investors are moving into **bonds** and **gold**. Demand for these two areas reinforces a couple of themes we have already mentioned– namely, that investors are hungry for income in a low-yield environment, and they're looking for diversification and potential risk mitigation in what has been a turbulent market so far in 2016.

Fixed income ETFs are on pace for a record year (see Figure 3), gathering about $44.4 billion so far in 2016 as of June 15, compared with inflows of about $2.6 billion for equity ETFs, according to Bloomberg Finance L.P. The pace of the fixed income ETF flows has been steady and strong, even when compared against recent years. We believe the heady flows to fixed income ETFs are being driven by three main factors:

- Investors seeking potential stability in bonds due to uncertainty over the US presidential election, central bank monetary policies, the uncertainty surrounding the Brexit vote and other question marks
- Desire for any income in an environment where over $10 trillion of global government debt carries a negative yield[3]
- Allocating to ETFs for cost-efficient exposure to entire bond sectors and asset classes rather than trading individual bonds, which can raise liquidity and transaction-cost issues

Figure 3: Fixed Income ETFs on Track for Record Year in 2016


Billions (US$)
50
40
30
20
10
0
-10
Jan
Feb
Mar
Apr
May
June
44
30
24
21
16
14
13
2010
2011
2012
2013
2014
2015
2016

Source: Bloomberg Finance L.P., year-to-date flows as of June 15, 2016. All years are year-to-date flows as of June 15 for that respective year.

Meanwhile, the top-selling fund so far in 2016 is SPDR Gold Shares (GLD®) with net inflows of $10.1 billion, the best annual start ever for this ETF in terms of flows.[4] The double digit increase in the spot price of gold this year reflects investor concerns over currency volatility and potentially higher inflation.

Elsewhere in ETF flows, Figure 4 shows the top and bottom segments across some fixed income and equity categories. In equity sectors, a preference for utilities and the sell-off in health care shows investors are looking for stable, traditionally "safer" sectors rather than high-flying growth names that may also be affected by a contentious US Presidential election. Similarly, in corporate credit, investors are favoring investment grade over high yield as default rates have risen above 4 percent for the first time since 2010.[5] In international equities, investors are favoring broader over more targeted exposures, such as last year's fund flow darling: currency hedged ETFs.

Figure 4: YTD ETF Flows at a Glance by Category (Top/Bottom Segments)

Asset Category	Flows ($B)
Fixed Income	42.5
Equity	2.6
Equity Sector	
Utilities	2.9
Health Care	-5.0
Bond Sector	
Aggregate	15.7
Convertible	-0.2
Corporate Credit	
Investment Grade	8.0
High Yield	1.6
Region	
Broad International	15.8
Currency Hedged	-11.9

Source: Bloomberg Finance L.P., as of June 15, 2016.

State Street Global Advisors 3

2016 Mid-Year ETF & Investment Outlook VOLATILITY IS HERE TO STAY In our 2016 ETF & Investment Outlook, we cautioned investors to expect low growth and inflation, and to be ready for elevated volatility with risks skewed to the downside. About halfway through the year, we don’t see these headwinds dissipating in the near future. Volatility is here to stay as investors fret over the extended age of the current bull market, a lack of earnings growth, China, Europe, and perhaps most importantly, the most divisive US Presidential election in recent memory. That’s why in this uncertain market, we believe it makes sense to add historically uncorrelated real assets such as gold that could also provide some potential risk mitigation against unexpected events. Since August 2015, investors have been on a rollercoaster ride in US equity markets. The end result wasn’t too bad since the S&P 500® Index is little changed, but the journey was difficult (see Figure 5). Figure 5: An S&P 500 Rollercoaster Ride the Past Year S&P 500 Index Level 2200 2000 Now, the bull market is in its seventh year, and investors are nervous about the apparent lack of catalysts, such as earnings growth, to fuel the next leg. There seems to be a glass-half-empty mindset as risks remain tilted to the downside, economic growth is subdued and still-low bond yields reflect a pessimistic outlook and demand for “safer” assets. Meanwhile, investors wonder how much more central banks can do to improve the picture. What Could Stir the Volatility Pot the Rest of 2016? • US Presidential election • Shocks to China’s financial and currency markets, such as a devaluation • Emerging market debt jitters • Negotiations for Britain leaving the EU (Brexit) • US recession • Domestic unrest in oil-exporting countries • Escalating geopolitical tensions in Russia and the Middle East 1800 Dec 2014 Sept 2015 Jun 2016 Source: Bloomberg Finance L.P. Period shown is June 1, 2015 to June 15, 2016. Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect capital gains and losses, income, and the reinvestment of dividends. State Street Global Advisors 4

2016 Mid-Year ETF & Investment Outlook The challenging, back-and-forth action in the S&P 500 in recent months shows how easily investors can get unnerved, with sentiment swinging between fear of an impending crash, to fear of missing the next rally. Quite simply, it’s a market that has confused bulls and bears. The CBOE Volatility Index (VIX), better known as Wall Street’s fear gauge, still resides at the low end of its recent range, despite a mini-spike in June, which suggests that overall, investors are leaning more toward complacency and are far from panicked. Yet the lesser-known CBOE SKEW Index, known by traders as the Black Swan Index, tells a different story. The SKEW, which is calculated from the prices of S&P 500 out-of-the-money options, is above 100, a level that suggests some investors are positioning for a tail risk event. A combination of a VIX oscillating between high and low periods, and an elevated SKEW Index, indicates that markets are not complacent, but on edge, and prone to bouts of volatility. Figure 6: VIX and SKEW Indices Point to a Confused and On Edge Market SKEW Index Level VIX Index Level In this confused market that can quickly see sentiment swing to extremes, we believe investors should focus on diversifying riskier assets such as stocks and adding asset classes that may provide some potential risk mitigation, such as gold. Gold may reduce volatility by diversifying portfolios—a byproduct of its historically low correlation to most key asset classes, such as stocks, bonds and commodities. In fact, over the past 25 years, the correlation of gold to stocks, bonds and other commodities was -0.01, 0.19, and 0.44, respectively.* Volatility | Key Investor Takeaway We believe gold can play a strategic role in portfolios and provide some potential risk mitigation from extreme events such as a loss of confidence in central banks or a credit contagion in the Eurozone, for example. * Source: SSGA, Bloomberg Finance L.P., as of December 31, 2015. Computed using monthly return data from Dec 1990 to Dec 2015. The correlation coefficient measures the strength and direction of a linear relationship between two variables. 150 140 130 120 50 It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Index returns 40 are unmanaged and do not reflect the deduction of any fees or expenses. Stocks represented by S&P 500 Index; Bonds represented by Barclays US Aggregate Index; Commodities represented by Bloomberg Commodity Index. Index returns reflect all 30 items of income, gain and loss and the reinvestment of dividends and other income. Diversification does not ensure a profit or guarantee against loss. 20 110 100 May 2015 Nov 2015 June 10 2016 — SKEW Index — VIX Index Source: Bloomberg Finance L.P. Period shown is April 22, 2015 to June 15, 2016. Past performance is not a guarantee of future results. Performance of an index is not illustrative of any particular investment. It is not possible to invest directly in an index. State Street Global Advisors 5

2016 Mid-Year ETF & Investment Outlook

GENERATING YIELD: BACK TO BASICS IN FIXED INCOME

Investors are facing a very tough environment for building fixed-income portfolios that meet their basic needs of stability, income and diversification. Meanwhile, questions over global economic growth and future monetary policy make the current environment even more challenging.

First, traditional exposures that worked so well during the three-decade bull market in bonds, such as the Barclays U.S. Aggregate Bond Index (the "Agg"), may not be good solutions going forward. The yield of the Agg, which tracks the performance of the US investment-grade bond market, has steadily declined to near all-time lows (see Figure 7). At the same time, the duration (interest rate risk) has increased significantly.

Figure 7: Bond Divergence: Barclays U.S. Aggregate Bond Index, Yield vs. Duration


Duration (Years)
Yield to Worst (%)
6.0
5.0
4.0
3.0
9.0
7.0
5.0
3.0
1.0
5.5
1.9
June 1991
June 1996
June 2001
June 2006
June 2011
June 2016
— Barclays US Aggregate Bond Index - Duration
— Barclays US Aggregate Bond Index - Yield to Worst

Source: Bloomberg Finance L.P. Period shown is June 30, 1991 to June 30, 2016.

Past performance is not a guarantee of future results.

Performance of an index is not illustrative of any particular investment. It is not possible to invest directly in an index.

We believe the Agg and similar traditional exposures have an unattractive payoff, leaving many investors with exposure to more downside (elevated risk) than upside (generational low yields). The Agg is also heavily concentrated in interest-rate-sensitive sectors such as Treasuries, so it represents a non-diversified, unattractive mix of low yield and high duration risk.

We believe investors should separate their portfolios into three distinct pieces – a **Core**, **Complement** and **Cushion** – that can address specific objectives and provide balance. Investors can think of our **Three C's** framework as a roadmap to construct a fixed income portfolio designed for today's backdrop with the goal of providing income, diversification and stability.

Core

Intended to provide broad exposure to a diverse set of fixed income asset classes. Rather than traditional exposures like the Agg, investors can take an active approach to the core that mixes interest rate- and credit-sensitive sectors for diversification whether rates are rising or falling.

Complement

A satellite or tactical exposure that seeks to capture trends, income or enhance diversification around the core. In this income-challenged environment, we believe investors should look beyond traditional bond sectors. In this bucket, we favor credit sensitive sectors such as bank loans and high yield bonds for the income they may provide.

Cushion

One way to potentially cushion a portfolio against today's uncertain environment is by seeking short term exposures with low absolute levels of risk and low correlations to traditional bond sectors. These exposures may provide stability and diversification, helping to mitigate volatility across the equity and fixed income sides of a portfolio.

State Street Global Advisors 6

2016 Mid-Year ETF & Investment Outlook As previously discussed, the traditional bond sectors in the fixed income marketplace provide very little yield for the amount of duration risk assumed. Ten years ago, the Agg carried a yield of 5.7 percent — now it is barely above 2 percent. The shaded section of Figure 8 below contains the Agg’s main bond sub-sectors (Treasuries, Credit and Mortgages), all of which yield less than 4 percent. With a real need for income, investors may want to consider some of the areas “outside the box.” Figure 8: Potential for Income Beyond Traditional Bond Sectors Yield to Worst (%) 8 US High Yield HY Muni’s Beyond Bonds Outside of just focusing on fixed income, we believe investors may also want to consider high-quality dividend stocks, preferred shares and convertible securities, as an approach to help generate some yield in this current “low or no yield” world. Generating Income | Key Investor Takeaways • Years of rock-bottom interest rates and ongoing uncertainty over monetary policy have made building bond portfolios that provide diversification, income, and stability an increasingly challenging task. • We prefer an actively managed core, supplemented by a complement for income and diversification, and a cushion for potential stability and risk mitigation. 6 Bank Loans 4 2 EM Debt Preferred Stock US Credit US MBS US Agg US Treasury For the complement, we like senior loans or high yield bonds. For the cushion, we prefer floating rate notes, as they historically have a low duration6 (interest rate risk) but may be able to provide some yield, especially if the Federal Reserve does hike rates in 2016. • High-quality dividend stocks, preferred shares and 0 0 2 4 6 8 Duration (Years) convertible securities can also be considered to potentially generate income. Source: Barclays, Bloomberg Finance L.P., as of June 13, 2016. The high-yield municipal yield-to-worst is the after-tax equivalent yield-to-worst. Past performance is not a guarantee of future results. Performance of an index is not illustrative of any particular investment. It is not possible to invest directly in an index. The indices representing the asset classes in Figure 8 are: Barclays U.S. High Yield Index, Bloomberg USD Emerging Market Composite Bond Index, Barclays U.S. Credit Index, Barclays U.S. Aggregate Bond Index, S&P Municipal Yield Index, Bloomberg US Treasury Index, S&P/LSTA U.S. Leveraged Loan 100 Index, Wells Fargo Hybrid and Preferred Securities Aggregate Index, Barclays U.S. MBS Index, S&P/LSTA U.S. Leveraged Loan 100 Index, and Current Yield for Wells Fargo Hybrid and Preferred Securities Aggregate Index. State Street Global Advisors 7

2016 Mid-Year ETF & Investment Outlook

SURVIVING IN A LOW-RETURN ENVIRONMENT

Investors should be prepared for more muted rates of return from the main asset classes. Our Investment Solutions Group (ISG) at SSGA formulates asset class forecasts on a quarterly basis, and their latest projections underscore the low-return environment that investors must contend with (see Figure 9).[7]

In equities, the case can made that the performance of recent years was partly driven by expanding multiples and share buybacks, but now valuations seem to be at least full, and earnings growth appears to have peaked – S&P 500 companies have experienced four consecutive quarters of year-over-year earnings declines.[8] In the US, the dividend yield on the S&P 500 was about 2.3 percent at the end of the first quarter, and we anticipate a real earnings growth rate of roughly 1.8 percent. Therefore, we forecast a real return of 4.1 percent for large cap US equities. Combining this with our long-term inflation forecast, we see long-term equity returns in the 6.1 percent range. This forecast incorporates the view that S&P 500 valuations are fairly consistent with historical averages, and that real earnings may grow at a pace slower than long-term historical averages.

From an investment standpoint, muted expected returns in equities mean we believe investors need to get "more from their core" than simply buying the S&P 500 and other broad-based indices. One approach is using smart beta strategies in the core to seek out factors — such as low volatility, value, or quality — that have historically outperformed market-cap-weighted indices in the long term.[9] With a diversified and well balanced core, investors can take a more tactical approach with sector and industry investing to potentially harness growth or business cycle trends (homebuilders and the resiliency of the consumer and housing markets), or seek out value opportunities from perceived mis-priced or inexpensive areas of the market (energy).

Turning to bonds, in general at shorter horizons we anticipate limited returns given low initial yields and limited anticipated rise in rates. That's why in previous sections we outlined an approach that favors active management at the core, supplanted by high-yielding fixed income classes to help generate a potential return.

Figure 9: SSGA Tactical/Strategic Asset Allocation Forecasts

	Short-Term	Intermediate-Term	
Asset Class	**1 Year (%)**	**3–5 Years (%)**	**10+ Years (%)**
Equities			
US Large-cap	2.6	6.2	6.1
US Small-cap	2.6	6.7	6.6
Global Developed ex US	4.2	6.9	7.0
Emerging Markets Equities	3.6	7.2	7.1
Smart Beta Factors			
Global Value Tilted	4.5	7.7	7.1
Global Quality Tilted	4.1	7.3	7.2
Global Equal Weighted	2.8	6.0	7.2
Global Minimum Variance	3.2	6.4	7.1
Bonds			
US Government Bonds	1.4	1.0	2.0
US Investment Grade Bonds	2.1	1.9	2.9
US High Yield Bonds	7.7	6.8	6.5
Non-US Government Bonds	-0.4	-0.6	0.7

Source: State Street Global Advisors (SSGA) Investment Solutions Group as of March 31, 2016.

The forecasted returns are based on SSGA's Investment Solutions Group's March 31, 2016 forecasted returns. The forecasted performance data is reported on a gross of fees basis. The performance includes the reinvestment of dividends and other corporate earnings and is calculated in the local (or regional) currency presented. It does not take into consideration currency effects. The forecasted performance is not necessarily indicative of future performance, which could differ substantially.

Low-Return Environment | Key Investor Takeaways

- Access potentially better buy-and-hold exposures, and consider multi-factor smart beta approaches to take advantage of the potential cost and transparency benefits of traditional cap weighted index strategies, but tilted towards other drivers that may add value over time.
- Employ a tactical approach with sector and industry investing to navigate market trends, and potentially take advantage of market inefficiencies by increasing or decreasing exposure to sectors and industries that may be rewarded based on their potential growth or perceived value.

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2016 Mid-Year ETF & Investment Outlook

IMPLEMENTATION IDEAS

Adapt to higher volatility

Look for areas of the market that are uncorrelated to stocks and bonds, such as gold, for potential risk mitigation when markets get turbulent.

Implementation Idea

GLD SPDR Gold Shares

Look for income opportunities, but don't stretch

We favor an active fixed income core, high yield corporate bonds, senior loans, preferred shares, convertible bonds and high-quality dividend stocks.

Implementation Ideas

TOTL SPDR DoubleLine® Total Return Tactical ETF

SDY SPDR S&P Dividend ETF

PSK SPDR Wells Fargo® Preferred Stock ETF

CWB SPDR Barclays Convertible Securities ETF

SRLN SPDR Blackstone / GSO Senior Loan ETF

JNK SPDR Barclays High Yield Bond ETF

Build a stronger core

Look for better buy-and-hold core positions that seek to provide broad market exposure with active and smart-beta approaches, then get tactical with sectors and industries such as consumer discretionary.

Implementation Ideas

QWLD SPDR MSCI World StrategicFactors℠ ETF

QEMM SPDR MSCI Emerging Markets StrategicFactors℠ ETF

XHB SPDR S&P Homebuilders ETF

XES SPDR S&P Oil & Gas Equipment & Services ETF

Prior to July 15, 2016, the SPDR MSCI StrategicFactors℠ ETF suite was known as the SPDR MSCI Quality Mix ETF suite. There were no changes to the investment objectives, strategies or policies of any of the funds comprising such suite in connection with each fund's name change.

State Street Global Advisors 9

2016 Mid-Year ETF & Investment Outlook
1 Research Methodology: A total of 824 investment professionals completed State Street Global Advisors’ online mid-year survey, the goal of which was to determine the investment concerns and client portfolio considerations that were top of mind for investment professionals. They survey was fielded in May 2016. Respondents represented a variety of investment professional segments holding a wide range of assets under management.
2 Over the past 25 years, the correlation of gold to stocks and bonds and was -0.01 and 0.19, respectively. Source: SSGA, Bloomberg Finance L.P., as of December 31, 2015. Computed using monthly return data from Dec 1990 to Dec 2015. The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Stocks represented by S&P 500 Index; Bonds represented by Barclays U.S. Aggregate Bond Index. Index returns reflect all items of income, gain
Glossary
Active Core Fixed Income Strategy An actively managed approach to building the main part of a fixed income portfolio, rather than using a passive, index-based approach such as tracking the Barclays U.S. Aggregate Bond Index. Barclays U.S. Aggregate Bond Index A benchmark that provides a measure of the performance of the US dollar denominated investment grade bond market, which includes investment grade government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly for sale in the US.
Barclays U.S. Corporate High Yield Bond Index A benchmark that measures the US corporate market of non-investment grade, fixed-rate corporate bonds. Securities are classified as high yield if the middle rating of Moody’s, Fitch, and S&P is Ba1/BB+/BB+ or below.
Barclays U.S. Corporate Investment Grade Bond Index A benchmark consisting of publicly issued U.S. Corporate and specified foreign debentures and secured notes that are rated investment grade (Baa3/BBB- or higher) by at least two ratings agencies, have at least one year to final maturity and have at least $250 million par amount outstanding. To qualify, bonds must be SEC-registered.
Barclays U.S. Dollar Floating Rate Note < 5 Years Index A benchmark consisting of debt instruments that pay a variable coupon rate, most of which are based on 3-month LIBOR, and have a fixed spread. The index may include US-registered, dollar-denominated bonds of non-US corporations, governments and supranational entities.
Barclays U.S. Treasury Index An index that covers the entire U.S. government bond market by containing U.S. Treasuries with maturities ranging from 1 to 30 years. Brexit An abbreviation of the term “British Exit” — a reference to the possibility that the United Kingdom may vote in a June 23, 2106 referendum to withdraw from the European Union. Supporters of a Brexit argue that EU membership both hurts the competiveness of the British economy and exposes the UK to unchecked immigration into EU countries.
CBOE Volatility Index (VIX) A measure of market expectations of near-term volatility conveyed by S&P 500 stock index option prices.
CBOE SKEW Index A benchmark designed to measure the perceived risk of extreme negative moves — often referred to as “tail risk” or a “black swan” event — in US equity markets. SKEW values, which are calculated from weighted strips of out-of-the-money S&P 500 options, rise to higher levels as investors become more fearful of a “black swan” event — an unexpected event of large magnitude and consequence. SKEW typically ranges from 100 to 150.
Convertible Securities Hybrid investments that combine characteristics of stocks and bonds. Convertible securities can be exchanged, at the option of the holder, for a specific number of shares of the issuer’s preferred stock or common stock. Correlation The historical tendency of two investments to move together. Investors often combine investments with low correlations to diversify portfolios. Credit Risk The potential for an investment loss based on the borrower’s inability to repay a loan or meet other obligations. Credit risk is typically measured by credit ratings maintained by credit ratings agencies such as S&P, Moody’s and Fitch.
and loss and the reinvestment of dividends and other income. Diversification does not ensure a profit or guarantee against loss.
3 “Negative-Yielding Debt Tops $10 Trillion,” WSJ.com, June 2, 2016. 4 SSGA, Bloomberg Finance L.P., as of June 15, 2016. 5 Fitch Ratings, as of June 16, 2016.
6 The Barclays U.S. Dollar Floating Rate Note < 5 Years Index has a modified adjusted duration of 0.13 years, compared with 5.47 years for the Barclays U.S. Aggregate Bond Index. Source: spdrs.com, as of June 21, 2016.
7 Long-Term Asset Class Forecasts (as of March 31, 2016), Daniel Farley, CFA, CIO, Investment Solutions Group, State Street Global Advisors.
8 FactSet Earnings Insight, May 20, 2016.
9 “Deploying Multi-Factor Index Allocations in Institutional Portfolios,” MSCI Research Insight, December 2013.
Currency-Hedged Funds An investment fund with a financial contract that allows the fund’s currency exposure to be hedged from fluctuations of foreign currencies. Duration A commonly used measure, expressed in years, that measures a portfolio’s sensitivity to changes in interest rates.
Exchange Traded Fund (ETF) A basket of securities that trades like an individual stock on an exchange throughout the day.
Factor Premia The historical outperformance of factors (such as momentum and yield) versus market-cap-weighted indices.
High-Yield Corporate Bonds Corporate debt with generally lower credit ratings and higher yields than investment grade corporate bonds.
MSCI EAFE Index An equities benchmark that captures large- and mid-cap representation across developed market countries around the world, excluding the US and Canada.
MSCI Emerging Markets Index An equity benchmark that captures large and mid-cap representation across 23 emerging markets countries. With 834 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.
Out of the Money Option A call option with a strike price that is higher than the current price of the underlying asset or security. Or, conversely, a put option with a strike price that is below the current price of the underlying asset or security.
Price-to-Earnings Multiples, or P/E Ratio A valuation metric that uses the ratio of the company’s current stock price versus its earnings per share.
Russell 1000 Growth Index A benchmark of U.S. mid- and large-cap stocks that have growth style characteristics. It is a subset of the Russell 1000 Index, which is comprised of the 1,000 largest US stocks by market capitalization. Russell 1000 Value Index A benchmark of U.S. mid- and large-cap stocks that have value style characteristics. It is a subset of the Russell 1000 Index, which is comprised of the 1,000 largest US stocks by market capitalization.
Russell 2000 Index A benchmark that measures the performance of the small-cap segment of the U.S. equity universe.
S&P 500 Index A popular benchmark for U.S. large-cap equities that includes 500 companies from leading industries and captures approximately 80% coverage of available market capitalization.
Senior Loans Floating-rate debt issued by corporations and backed by collateral such as real estate or other assets.
Smart Beta Smart beta defines a set of investment strategies that emphasize the use of alternative index construction rules to traditional market capitalization based indices.
Volatility The tendency of a market index or security to jump around in price. In modern portfolio theory, securities with higher volatility are generally seen as riskier due to higher potential losses.
Yield The income produced by an investment, typically calculated as the interest received annually divided by the investment’s price.
State Street Global Advisors 10

2016 Mid-Year ETF & Investment Outlook
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For public use.
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Important Risk Information
The views expressed in this material are the views of the SPDR ETFs and SSGA Funds Research Team through the period ended August 26, 2016 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Hedging involves taking offsetting positions intended to reduce the volatility of an asset. If the hedging position behaves differently than expected, the volatility of the strategy as a whole may increase and even exceed the volatility of the asset being hedged.
Passively managed funds invest by sampling the index, holding a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. This may cause the fund to experience tracking errors relative to performance of the index.
Diversification does not ensure a profit or guarantee against loss.
Counterparty risk to a derivative or other transaction is a risk based on whether each party will be able or unable to honor its contractual obligations. If a party does not meet its obligations, the Fund will be subject to losses or unable to realize gains. Preferred Securities are subordinated to bonds and other debt instruments, and will be subject to greater credit risk.
The municipal market can be affected by adverse tax, legislative or political changes and the financial condition of the issuers of municipal securities Equity securities are volatile and can decline significantly in response to broad market and economic conditions.
Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets. Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets.
Securities with floating or variable interest rates may decline in value if their coupon rates do not keep pace with comparable market interest rates. Narrowly focused investments typically exhibit higher volatility and are subject to greater geographic or asset class risk. The Fund is subject to credit risk, which refers to the possibility that the debt issuers will not be able to make principal and interest payments.
The values of debt securities may decrease as a result of many factors, including, by way of example, general market fluctuations; increases in interest rates; actual or perceived inability or unwillingness of issuers, guarantors or liquidity providers to make scheduled principal or interest payments; illiquidity in debt securities markets; and prepayments of principal, which often must be reinvested in obligations paying interest at lower rates.
Increase in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable.
Investments in asset backed and mortgage backed securities are subject to prepayment risk which can limit the potential for gain during a declining interest rate environment and increases the potential for loss in a rising interest rate environment.
Government bonds and corporate bonds generally have more moderate short-term price fluctuations than stocks, but provide lower potential long-term returns. Select Sector SPDR Funds bear a higher level of risk than more broadly diversified funds.
Derivative investments may involve risks such as potential illiquidity of the markets and additional risk of loss of principal.
Non-diversified funds that focus on a relatively small number of securities tend to be more volatile than diversified funds and the market as a whole. Companies with large market capitalizations go in and out of favor based on market and economic conditions. Larger companies tend to be less volatile than companies with smaller market capitalizations. In exchange for this potentially lower risk, the value of the security may not rise as much as companies with smaller market capitalizations.
Investments in Senior Loans are subject to credit risk and general investment risk. Credit risk refers to the possibility that the borrower of a Senior Loan will be unable and/or unwilling to make timely interest payments and/or repay the principal on its obligation. Default in the payment of interest or principal on a Senior Loan will result in a reduction in the value of the Senior Loan and consequently a reduction in the value of the Portfolio’s investments and a potential decrease in the net asset value (“NAV”) of the Portfolio.
Investing in high yield securities, otherwise known as “junk bonds”, is considered speculative and involves greater risk of loss of principal and interest than investing in investment grade fixed income securities. These lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer.
Actively managed funds do not seek to replicate the performance of a specified index. An actively managed fund may underperform its benchmark. An investment in the fund is not appropriate for all investors and is not intended to be a complete investment program. Investing in the fund involves risks, including the risk that investors may receive little or no return on the investment or that investors may lose part or even all of the investment.
State Street Global Advisors 11

2016 Mid-Year ETF & Investment Outlook © 2016 State Street Corporation. All Rights Reserved. ID7354-IBG-20710 0816 Exp. Date: 08/31/2017 IBG.2016MYIO.0816 These investments may have difficulty in liquidating an investment position without taking a significant discount from current market value, which can be a significant problem with certain lightly traded securities. Investing in commodities entail significant risk and is not appropriate for all investors. Commodities investing entail significant risk as commodity prices can be extremely volatile due to wide range of factors. A few such factors include overall market movements, real or perceived inflationary trends, commodity index volatility, international, economic and political changes, change in interest and currency exchange rates. Convertible securities generally provide yields higher than the underlying stocks, but generally lower than comparable non-convertible securities, in exchange for limited upside potential. A “value” style of investing emphasizes undervalued companies with characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on “value” equity securities are less than returns on other styles of investing or the overall stock market. Although subject to the risks of common stocks, low volatility stocks are seen as having a lower risk profile than the overall markets. However, a fund that invests in low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels. A “quality” style of investing emphasizes companies with high returns, stable earnings, and low financial leverage. This style of investing is subject to the risk that the past performance of these companies does not continue or that the returns on “quality” equity securities are less than returns on other styles of investing or the overall stock market. Because of their narrow focus, financial sector funds tend to be more volatile. Preferred Securities are subordinated to bonds and other debt instruments, and will be subject to greater credit risk. Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; issuer credit risk; liquidity risk; and inflation risk. There are additional risks for funds that invest in mortgage-backed and asset-backed securities including the risk of issuer default; credit risk and inflation risk. Issuers of convertible securities may not be as financially strong as those issuing securities with higher credit ratings and may be more vulnerable to changes in the economy. Other risks associated with convertible bond investments include: Call risk which is the risk that bond issuers may repay securities with higher coupon or interest rates before the security’s maturity date; liquidity risk which is the risk that certain types of investments may not be possible to sell the investment at any particular time or at an acceptable price; and investments in derivatives, which can be more sensitive to sudden fluctuations in interest rates or market prices, potential illiquidity of the markets, as well as potential loss of principal. Important Information Relating to SPDR Gold Shares Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling 866.320.4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. When this document is distributed electronically, the GLD prospectus is available by clicking here. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index. Barclays® is a trademark of Barclays, Inc. and has been licensed for use in connection with the listing and trading of the SPDR Barclays ETFs. SPDR Barclays ETFs are not sponsored by, endorsed, sold or promoted by Barclays, Inc. and Barclays makes no representation regarding the advisability of investing in them. DoubleLine® is a registered trademark of DoubleLine Capital LP. Trademarks and services marks referenced herein are the property of their respective owners. Distributor: State Street Global Markets, LLC, (Marketing Agent for GLD), member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR® S&P® 500, SPDR® S&P® MidCap 400 and SPDR® Dow Jones Industrial Average, and all unit investment trusts. ALPS Portfolio Solutions Distributor, Inc. is distributor for Select Sector SPDRs. ALPS Distributors, Inc. and ALPS Portfolio Solutions Distributor, Inc. are not affiliated with State Street Global Markets, LLC. State Street Global Markets, LLC is the distributor for all registered products on behalf of the advisor. SSGA Funds Management has retained GSO Capital Partners, & DoubleLine Capital LP as the sub-advisor. GSO Capital Partners and DoubleLine Capital LP are not affiliated with State Street Global Markets, LLC. Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit spdrs.com. © 2016 State Street Corporation. All Rights Reserved Street Global Advisors ID7354-IBG-20710 0816 Exp. Date: 08/31/2017 IBG.2016MYIO.0816

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.